# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Guerrilla RF, Inc., CIK 0001832487
CUSIP: 40162G203
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2000 Pisgah Church Road, Greensboro, North Carolina (NC), 27455
Date of event which requires filing of this statement: 03/19/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001781002-24-000033
Filed by CIK 0001781002

## Reporting persons
- Bleichroeder LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 800,000; shared voting power 0; sole dispositive power 800,000; shared dispositive power 0; aggregate amount beneficially owned 800,000 (7.73% of the class)
- Bleichroeder Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 800,000; shared voting power 0; sole dispositive power 800,000; shared dispositive power 0; aggregate amount beneficially owned 800,000 (7.73% of the class)
- Andrew Gundlach: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 800,000; shared voting power 0; sole dispositive power 800,000; shared dispositive power 0; aggregate amount beneficially owned 800,000 (7.73% of the class)

## Item 1. Issuer
Name of issuer: Guerrilla RF, Inc.
Address of issuer's principal executive offices: 2000 PISGAH CHURCH ROAD, GREENSBORO, NC 27455

## Item 2. Person Filing
Name of person filing:
Bleichroeder Holdings LLC
Bleichroeder LP
Andrew Gundlach
Address of principal business office or, if none, residence:
1345 Avenue of the Americas, 47th Floor
New York, NY 10105
Citizenship:
Bleichroeder Holdings LLC and Bleichroeder LP: Delaware, USA
Andrew Gundlach: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See cover page.
Percent of class: See cover page.
Sole power to vote or to direct the vote: See cover page.
Shared power to vote or to direct the vote: See cover page.
Sole power to dispose or to direct the disposition: See cover page.
Shared power to dispose or to direct the disposition: See cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Bleichroeder LP ("Bleichroeder"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 800,000 shares, or 7.73%, of the common stock ("Common Stock") believed to be outstanding based on (i) the 7,937,079 shares of common stock outstanding as of March 4, 2024 as reported by the Issuer in its Proxy Statement on Schedule 14A filed with the SEC on April 9, 2024, plus (ii) the approximately 2,006,293 shares of Common Stock reported as issued in a private placement equity financing in the Issuer's Form 8-K filed with the SEC on April 1, 2024, plus (iii) the number of shares of Common Stock underlying warrants beneficially owned by Bleichroeder. The 800,000 shares include 400,000 shares of Common Stock and 400,000 shares of Common Stock issuable upon exercise of warrants. Clients of Bleichroeder have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.2.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Agreement of the Reporting Persons
Exhibit 99.2: Subsidiary Information

## Signatures
- Bleichroeder LP: Andrew Gundlach, Andrew Gundlach, Chairman and CEO (03/21/2025)
- Bleichroeder Holdings LLC: Andrew Gundlach, Andrew Gundlach, Chairman and CEO (03/21/2025)
- Andrew Gundlach: Andrew Gundlach, Andrew Gundlach, Individual (03/21/2025)